Exhibit 1


                       STOCK PURCHASE AGREEMENT


                            by and between

                         U.S. FACILITIES, INC.
                             (as "Buyer")

                                  and

                          HALIFAX CORPORATION
                             (as "Seller")



                       Dated as of May 31, 2000

                           TABLE OF CONTENTS


                                                        PAGE

Recitals                                                 1

1.   Definitions                                         1

2.   Sale and Transfer of Shares; Other Assets           8

     2.1  Shares                                         8
     2.2  Purchase Price                                 8
     2.3  Allocation of Buyer Consideration              8
     2.4  Intentionally Omitted                          8
     2.5  Other Assets Conveyed; Certain Retained
          Liabilities                                    8
     2.6  Section 338(h)(10) Election                    9
     2.7  Closing                                       10

3.   Representations and Warranties of Seller           10

     3.1  Organization and Good Standing                10
     3.2  Authority; No Conflict                        11
     3.3  Capitalization                                12
     3.4  Financial Statements                          12
     3.5  Books and Records                             12
     3.6  Title to Properties; Encumbrances             13
     3.7  Condition and Sufficiency of Equipment        13
     3.8  Accounts                                      13
     3.9  Reserved                                      14
     3.10 No Undisclosed Liabilities                    14
     3.11 Taxes                                         14
     3.12 No Material Adverse Change                    15
     3.13 Employee Benefits                             15
     3.14 Compliance with Legal Requirements; Governmental
          Authorizations                                18
     3.15 Legal Proceedings; Orders                     19
     3.16 Absence of Certain Changes and Events         20
     3.17 Contracts; No Defaults                        22
     3.18 Insurance                                     24
     3.19 Environmental Matters                         25
     3.20 Employees                                     25
     3.21 Labor Relations; Compliance                   25
     3.22 Intellectual Property                         26
     3.23 Certain Payments                              26
     3.24 Intentionally Omitted                         27
     3.25 Relationships with Related Persons            27
     3.26 Brokers or Finders                            27
     3.27 Intentionally Omitted                         27
     3.28 Minimum Net Worth                             27

4.   Representations and Warranties of Buyer            27

     4.1  Organization and Good Standing                27
     4.2  Authority; No Conflict                        27
     4.3  Investment Intent                             28
     4.4  Certain Proceedings                           28
     4.5  Brokers or Finders                            28
     4.6  Buyer's Knowledge                             28
     4.7  Buyer's Qualification.                        29

5.   Covenants of Buyer.                                29

     5.1  WARN Act                                      29
     5.2  Trademarks and Tradenames                     29

6.   Post-Closing Obligations                           29

     6.1  Transition Agreement                          29
     6.2  Intentionally Omitted                         29
     6.3  Covenant Not to Compete                       29
     6.4  Closing Balance Sheet; Purchase Price Adjustment  30
     6.5  Audit Liability Under Redstone Arsenal Contract31
     6.6  Buyer's Cooperation in Defense of Claims      31
     6.7  Assignment of Lease                           31
     6.8  Performance Bonds                             32

7.   Indemnification; Remedies                          32

     7.1  Survival                                      32
     7.2  Indemnification and Payment of Damages by Seller  32
     7.3  Indemnification and Payment of Damages by Buyer34
     7.4  Time Limitations                              34
     7.5  Procedure for Indemnification - Third Party Claims 35
     7.6  Procedure for Indemnification - Other Claims  36

8.   General Provisions                                 36

     8.1  Expenses                                      36
     8.2  Public Announcements                          36
     8.3  Notices                                       36
     8.4  Jurisdiction; Service of Process              37
     8.5  Further Assurances                            37
     8.6  Waiver                                        37
     8.7  Entire Agreement and Modification             38
     8.8  Schedule                                      38
     8.9  Assignments, Successors, and No Third Party Rights 38
     8.10 Severability                                  38
     8.11 Section Headings; Construction                39
     8.12 Time of Essence                               39
     8.13 Governing Law                                 39
     8.14 Counterparts                                  39


                       Stock Purchase Agreement


     This Stock Purchase Agreement ("Agreement") is made as of May 31, 2000, by U.S. FACILITIES, INC., a Delaware corporation ("Buyer"), and HALIFAX CORPORATION, a Virginia corporation ("Seller").

                               RECITALS

     Seller desires to sell, and Buyer desires to purchase, all of the issued and outstanding shares (the "Shares") of capital stock of Halifax Technical Services, Inc., a Virginia corporation (the
"Company"), for the consideration and on the terms set forth in this Agreement.

                               AGREEMENT

     The Parties, intending to be legally bound, agree as follows:

1. DEFINITIONS. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

     "Accounts Payable" is defined in Section 3.8(b).

     "Accounts Receivable" is defined in Section 3.8(a).

     "Additional Taxes" is defined in Section 2.6(c).

     "Affiliate" means any Person controlling, controlled by or under common control with such other Person.

     "Applicable Contract" means any Contract (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any of the assets owned or used by it is or may become bound.

     "Balance Sheet" is defined in Section 3.4.

     "Business" means any facilities maintenance, operating and support services engaged in by the Company and/or any Affiliate of the Company.

     "Buyer" is defined in the first paragraph of this Agreement.

      "Closing" is defined in Section 2.7.

     "Closing Date" means the date and time as of which the Closing actually takes place.

     "Closing Date Return" is defined in Section 2.6(b).

     "Company" is defined in the Recitals of this Agreement.

     "Company Other Benefit Obligation" means an Other Benefit
Obligation owed, adopted, or followed by the Company or an ERISA
Affiliate of the Company.

     "Company Plan" means all Plans of which the Company or an ERISA Affiliate of the Company is or was a Plan Sponsor, or to which the Company or an ERISA Affiliate of the Company otherwise contributes or has contributed, or in which the Company or an ERISA Affiliate of the Company otherwise participates or has participated and to which the Company or an ERISA Affiliate has a liability. All references to Plans are to Company Plans unless the context requires otherwise.

     "Consent" means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "Contemplated Transactions" means all of the transactions contemplated by this Agreement, including:

          (a)  the sale of the Shares by Seller to Buyer;

          (b) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement; and

          (c)  Buyer's acquisition and ownership of the Shares.

     "Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     "Damages" is defined in Section 7.2.

     "Disclosure Schedules" means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

     "Encumbrance" means any charge, claim, condition, lien, option, pledge, security interest, right of first refusal, or restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

     "Environment" means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

     "Environmental, Health, and Safety Liabilities" means any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

          (a) any environmental, health, or safety matters or conditions (including on-site or off- site contamination, occupational safety and health, and regulation of chemical substances or products);

          (b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

          (c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions ("Cleanup") required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

          (d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

     The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. 9601 et seq., as amended ("CERCLA").

     "Environmental Law" means any Legal Requirement that requires or relates to:

          (a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

          (b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

          (c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

          (d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

          (e)  protecting resources, species, or ecological amenities;

          (f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

          (g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

          (h) making responsible Parties pay private Parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

     "ERISA" means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     "ERISA Affiliate" means, with respect to the Company, any other person that, together with the Company, would be treated as a single employer under IRC 414.

     "Escrow Account"  is defined in Section 2.6(e).

     "Facilities" means any leaseholds or other interests currently or formerly owned or operated by the Company and any buildings, plants, structures, or equipment currently or formerly owned or operated by the Company.

     "Financial Statements" is defined in Section 3.4.

     "GAAP" means generally accepted United States accounting principles and "in accordance with GAAP", when used with reference to the Financial Statements, indicates that the Financial Statements were prepared using methodology consistent with GAAP, except as otherwise noted therein.

     "Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "Governmental Body" means any:

          (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

          (b) federal, state, local, municipal, foreign, or other government;

          (c) governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

          (d) body entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities or the Company.

     "Hazardous Materials" means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

      "Intellectual Property Assets" is defined in Section 3.22.

     "Interim Balance Sheet" is defined in Section 3.4.

     "IRC" means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

     "IRS" means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States
Department of the Treasury.

     "Knowledge" means, with respect to the Seller, the Company or the Buyer, as applicable, the actual knowledge of any individual who is serving as a director or executive officer (if such person is charged with responsibility for the aspect of the business relevant or related to the fact at issue) of the Seller the Company or the Buyer, as applicable, and shall be limited to the actual knowledge of such persons without any obligation on the part of such person to perform any due diligence or reasonable inquiry. Each executive officer of the Seller and the Company, for purposes of this definition, is identified on Schedule 1 hereto.

     "Legal Requirement" means any federal or state order, constitution, law, ordinance, regulation or statute; or any municipal of other administrative order, law, ordinance or regulation which is specifically applicable to the Business or to any contract to which the Company is a party or pursuant to which the Company provides services.

     "Material Adverse Effect" means any material adverse change in, or material adverse effect on, the business, financial condition or operations of the Company, provided, however, that the effects of changes that are generally applicable to (i) the industries and markets in which the Company operates or (ii) the United States economy shall be excluded from the determination of Company Material Adverse Effect.

     "Multi-Employer Plan" has the meaning given in ERISA  3(37)(A).

     "Occupational Safety and Health Law" means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

     "Order" means any award, decision, injunction, judgment, order, ruling, or verdict entered, issued, made, or rendered against the Company or the Seller by any court, administrative agency, or other Governmental Body or by any arbitrator with respect to a legally binding arbitration proceeding.

     "Organizational Documents" means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership;
(c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

     "Other Benefit Obligations" means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits other than salary, as compensation for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, and fringe benefits within the meaning of IRC 132.

     "PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

     "Pension Plan" has the meaning given in ERISA  3(2)(A).

     "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "Plan" has the meaning given in ERISA  3(3).

     "Plan Sponsor" has the meaning given in ERISA  3(16)(B).

     "Proceeding" means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) involving or relating to the Company commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator (with respect to a legally binding arbitration proceeding).

     "Qualified Plan" means any Plan that meets or purports to meet the requirements of IRC 401(a).

      "Release" means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

     "Representative" means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     "Seller" is defined in the first paragraph of this Agreement.

     "Seller Software" is defined in Section 2.5.

     "Shares" is defined in the Recitals of this Agreement.

     "Subsidiary" means with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, "Subsidiary" means a Subsidiary of the Company.

     "Tax" means any tax, deficiency or other fee imposed, assessed or collected by or under the authority of any Governmental Body.

     "Tax Escrow Deposit" is defined in Section 2.6(d).

     "Tax Return" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

     "Threat of Release" means a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

     "Title IV Plans" means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. 1301 et seq., other than Multi-Employer Plans.

     "Transferred Contracts" is defined in Section 6.1.

     "Transition Agreement" means the Transition Agreement among
Buyer, the Company and Seller in the form attached hereto as Exhibit
6.1.

      "Welfare Plan" has the meaning given in ERISA  3(1).

2.   SALE AND TRANSFER OF SHARES; OTHER ASSETS.

     2.1  SHARES.   Subject to the terms and conditions of this
Agreement, at the Closing, Seller will sell and transfer the Shares to Buyer, and Buyer will purchase the Shares from Seller.

     2.2 PURCHASE PRICE. The purchase price (the "Purchase Price") for the Shares and the Seller Software will be $5,600,000. The
Purchase Price shall be payable to Seller by wire transfer to an account specified by Seller as follows:

          (a)  $5,500,000 at Closing; and

          (b)  $100,000 on the first anniversary of the Closing Date.

     2.3  ALLOCATION OF BUYER CONSIDERATION.

          (a) The consideration paid by Buyer under this Agreement shall be allocated by the parties $1,000 to the Seller's covenant not to compete (made pursuant to Section 6.3 below) and the entire remaining balance to the Shares.

          (b) If a Section 338(h)(10) Election is made with respect to the purchase of the Shares, as contemplated in Section 2.6 below, that portion of the consideration paid by Buyer under this Agreement and allocated to the Shares shall be allocated by the parties among the assets of the Company as provided in Schedule 2.6 attached hereto.

     2.4  INTENTIONALLY OMITTED.

     2.5  OTHER ASSETS CONVEYED; CERTAIN RETAINED LIABILITIES.

          (a) Seller shall convey to the Company at the Closing Date, the rights to use all software owned or licensed by Seller and used by Company listed on Schedule 2.5 hereto (the "Seller Software").
Schedule 2.5 hereto lists all Seller Software. Seller and its affiliates shall not be responsible for any ongoing costs and expenses, including but not limited to costs and expenses relating to maintenance and upgrade of the Seller Software from and after the Closing Date.

2.6  SECTION 338(h)(10) ELECTION.

               (a) At Buyer's request, Seller will join with Buyer in making an election under Section 338(h)(10) of the IRC (and, at Buyer's request, any corresponding elections under any state or local tax law designated by Buyer) (collectively, a "Section 338(h)(10) Election") with respect to the purchase and sale of the Shares hereunder. Buyer has requested Seller's cooperation, and Seller has agreed to cooperate, in Buyer's obtaining the tax treatment provided under Section 338(h)(10) of the IRC, but only to the extent and in the manner set forth in this Section 2.6.

         (b) As soon as reasonably practicable following the Closing, Seller, with Buyer's cooperation, will prepare and file any and all income and/or franchise tax returns required to be filed on or with respect to the period ending on May 31, 2000 (the "Closing Date Returns"). A Section 338(h)(10) Election, or an election under equivalent state or local tax law counterparts, will be made in connection with the filing of each such Closing Date Return, to the extent such an election is permitted thereunder. Such returns shall be prepared based on an allocation of the Purchase Price which is substantially as set forth in Section 2.3 hereof and Schedule 2.6 hereto. The allocation of the Purchase Price shall in no event limit or impact the enforceability of any representations, warranties, covenants or agreements herein.

          (c) Seller will be responsible for all income and/or franchise taxes due and payable on or in connection with the filing of such Closing Date Returns; except that (x) any portion of such income and/or franchise taxes imposed as a result of the Section 338(h)(10) Election and (y) the entire amount of all other taxes imposed as a result of the Section 338(h)(10) Election (which amounts in (x) and (y) are collectively, the "Additional Taxes") shall be treated as follows:

          (i) Seller will be responsible, upon filing such returns, for Additional Taxes of up to $190,000; and

          (ii) Buyer will be responsible, from and after the filing of such returns, for all Additional Taxes in excess of such $190,000.

          (d) Buyer agrees to pay to Seller as soon as possible after Closing up to $190,000 (the "Tax Escrow Deposit") drawn, to the extent available, from the first amounts received from and after Closing in payment of Accounts Receivable, to be applied by Seller to the payment of Additional Taxes pursuant to subparagraph (c)(i) above, all as further described in the Transition Agreement. Buyer agrees to indemnify, defend and hold Seller harmless from all taxes (other than those expressly made Seller's responsibility under subparagraph (c) above), including without limitation, Additional Taxes imposed as a result of the Section 338(h)(10) Election which exceed the sum of $190,000.

          (e) (i) Seller shall place the Tax Escrow Deposit into a separate and restricted interest bearing money market account (the "Escrow Account") with an independent financial institution. All interest accruing on the Tax Escrow Deposit shall become part of the Tax Escrow Deposit and shall be held in the same manner as the Tax Escrow Deposit and shall be distributed as described herein.

               (ii) When the Closing Date Returns have been prepared and delivered to Buyer for its review, Buyer shall promptly determine in its sole discretion whether a Section 338(h)(10) Election, and, to the extent permissible, elections under equivalent state or local tax counterparts, will be made in connection with the filing of the Closing Date Returns.

               (iii) In the event Buyer determines to proceed with the Section 338(h)(10) Election, Buyer shall so notify Seller and Seller, immediately upon receipt of such notice, shall file the Closing Date Returns and upon such filing shall be entitled to receive disbursement from the Escrow Account of the amount of "Additional Taxes due," as defined below. The balance of the Escrow Account, if any, shall thereupon be disbursed to Buyer.

               (iv) In the event Buyer determines not to proceed with the Section 338(h)(10) Election, Buyer shall so notify Seller, and instruct Seller not to make the Section 338(h)(10) Election. Upon delivery of such notice to Seller, Buyer shall be entitled to receive disbursement from the Escrow Account of the Tax Escrow Deposit.

          (f) In determining the amount of Additional Taxes due for purposes of subparagraph (e) (iii) above for which Seller is (x) responsible under subparagraph (c)(i) above, and (y) entitled to draw upon the Tax Escrow Deposit under (e) (iii) above, the taxes imposed as a result of the Section 338(h)(10) Election shall equal the excess of
(i) the taxes actually imposed with the Section 338(h)(10) Election in place over (ii) the taxes which would have been imposed if no Section 338(h)(10) Election had been made, except that any and all tax loss carry forwards, net operating loss carry forwards and/or tax credits of the Seller, arising or relating to any tax period of Seller ending on or prior to the Closing Date shall be disregarded.

    2.7 CLOSING. The purchase and sale (the "Closing") provided for in this Agreement will take place in the offices of Obermayer Rebmann Maxwell & Hippel LLP, One Penn Center, 19th Floor, 1617 John F. Kennedy Boulevard, Philadelphia, Pennsylvania 19103 at 10:00 a.m. on May 31, 2000 or at such other time and place as the parties may agree.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer as follows:

     3.1 ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification except where the failure to be so duly qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
Schedule 3.1 hereto contains a list of jurisdictions in which the Company is authorized to do business.

          Seller has delivered to Buyer copies of the Organizational Documents of the Company, as currently in effect.

     3.2  AUTHORITY; NO CONFLICT.

          (a) This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Upon the execution and delivery by Seller of this Agreement and the Transition Agreement (collectively, the "Seller's Closing Documents"), the Seller's Closing Documents will constitute the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with their respective terms. Seller has the corporate power and authority, and capacity to execute and deliver this Agreement and the other Seller's Closing Documents and to perform its obligations under this Agreement and the other Seller's Closing Documents.

          (b) Except as set forth in Schedule 3.2, and except for (x) applicable requirements under federal and state securities laws, (y) applicable requirements of any national securities exchange upon which shares of common stock of the Seller are listed and (z) as otherwise described in this Agreement, neither the execution and delivery of this Agreement by the Seller nor the consummation or performance of any of the Contemplated Transactions by the Seller will, directly or indirectly (with or without notice or lapse of time):

               (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Company, or (B) any resolution adopted by the board of directors or the stockholder of the Company;

               (ii) contravene, conflict with, or result in a violation of any Legal Requirement or any Order pertaining to the Company or the Seller respecting the business of the Company, or any of the assets owned or used by the Company;

               (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of, or any of the assets owned or used by, the Company;
               (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify in any material respect, any Applicable Contract; or

               (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company;

except in the case of clauses (ii), (iii), (iv) or (v), for such contraventions, conflicts, violations, breaches or impositions which would become applicable as a result of any business or activities (other than the Business) in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Buyer.

          Except as set forth in Schedule 3.2, neither the Seller nor the Company is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     3.3 CAPITALIZATION. The authorized equity securities of the Company consist of 5,000 shares of common stock, par value $1.00 per share, of which 1,000 shares are issued and outstanding and constitute the Shares. Seller is and will be on the Closing Date the record and beneficial owner and holder of the Shares, free and clear of all Encumbrances (except for requirements of federal and state securities laws). The Shares have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts (other than this Agreement) relating to the issuance, sale, or transfer of the Shares. None of the Shares was issued in violation of the Securities Act or any other Legal Requirement. The Company does not own or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

     3.4 FINANCIAL STATEMENTS. Seller has delivered to Buyer: (a) an unaudited balance sheet of the Company as at March 31, 2000 (the "Balance Sheet") and the related unaudited statement of income for the fiscal year ended March 31, 2000 (collectively, the "March 31, 2000 Financial Statements"); and (b) an unaudited balance sheet of the Company as at April 30, 2000 (the "Interim Balance Sheet") and the related unaudited statements of income for the month then ended, including in each case the notes thereto (collectively with the March 31 Financial Statements, the "Financial Statements"). The Financial Statements have been internally prepared by the Company and the Seller, are accurate and correct in all material respects and fairly present the financial condition and the results of operations of the Company as at the date of and for the period referred to in such Financial Statements. No financial statements of any Person other than the Company are required by GAAP to be included in the Financial Statements.

     3.5 BOOKS AND RECORDS. The minute books and stock record books of the Company, all of which have been made available to Buyer, are complete and correct in all material respects. At the Closing, all of the minute books and all Company records will be the property of the Company.

     3.6 TITLE TO PROPERTIES; ENCUMBRANCES. The Company does not own (and has never owned) any real property. Schedule 3.6 contains a complete and accurate list of all leaseholds or other interests of the Company in real property. The Company owns all of the assets that it purports to own located in the facilities occupied by the Company or reflected as owned in the books and records of the Company, including all of the assets reflected in the Balance Sheet and the Interim Balance Sheet, except for dispositions of such assets in the ordinary course of business. All of the assets purchased or otherwise acquired by the Company since the date of the Balance Sheet have been purchased or acquired in the ordinary course of business and consistent with past practice. All material assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances except for (a) security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists,
(b) security interests incurred in connection with the purchase of assets after the date of the Interim Balance Sheet (such security interests being limited to the assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due or taxes which are being contested in good faith and (d) recorded liens discovered by CSC / The United States Corporation Company in its searches performed on behalf of Buyer and Commerce Bank/Pennsylvania, N.A. in the Commonwealth of Pennsylvania and the Commonwealth of Virginia.

     3.7 CONDITION AND SUFFICIENCY OF EQUIPMENT. The equipment owned or used by the Company which is material to the operation of the Company's business as presently conducted is in good operating condition and repair, and is adequate for the uses to which it is being put, and none of such equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The equipment of the Company is sufficient for the continued conduct of the Company's business after the Closing in substantially the same manner as conducted prior to the Closing.

     3.8  ACCOUNTS.

          (a) All accounts receivable of the Company that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the "Accounts Receivable") represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and valid. There are no current contests or claims under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable, except as listed on Schedule 3.8. Schedule 3.8(a) contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable.

          (b) All accounts payable (the "Accounts Payable") and all accrued expenses of the Company that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company as of the Closing Date represent or will represent valid obligations of the Company arising in the ordinary course of business.
Schedule 3.8(b) contains a complete and accurate list of all Accounts Payable incurred by the Company in connection with, and are directly related to, the sales made or services performed that gave rise to the Accounts Receivable listed on Schedule 3.8(a).

     3.9  RESERVED.

     3.10 NO UNDISCLOSED LIABILITIES. Except as set forth in Schedule 3.10, the Company has no liabilities or obligations or claims that would be required to be reflected or reserved against in a balance sheet of the Company prepared in accordance with the methodology used in preparing the March 31 Financial Statements, except for (a) liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet, (b) current liabilities incurred in the ordinary course of business since April 30, 2000 and
(c) liabilities and obligations incurred in connection with this Agreement or the Contemplated Transactions.

     3.11 TAXES.

          (a) The Seller (or the Company in those jurisdictions where the Seller does not file a consolidated return including the Company) filed or caused to be filed all Tax Returns relating to income or franchise taxes that are or were required to be filed by or with respect to it, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. Seller has delivered or made available to Buyer copies of, and Schedule 3.11 consists of all such Tax Returns relating to income or franchise taxes filed through March 31, 1999. The Seller (or the Company as the case may be) has paid, or made provision for the payment of, all income or franchise taxes that are due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by Seller or the Company, except such income or franchise taxes, if any, as are listed in Schedule 3.11 and are being contested in good faith and as to which adequate reserves (determined in accordance with the methodology used in preparing the March 31 Financial Statements) have been provided in the Balance Sheet and the Interim Balance Sheet.

          (b) The United States federal and state income Tax Returns of the Company subject to income and franchise taxes have been audited by the IRS or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through 1996.
Schedule 3.11 contains a complete and accurate list of all audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Schedule 3.11, are being contested in good faith by appropriate proceedings. Schedule 3.11 describes all adjustments to the United States federal income Tax Returns filed by the Seller, the Company or any group of corporations including the Company for all taxable years through March 31, 1999, and the resulting deficiencies proposed by the IRS. Except as described in Schedule 3.11, neither Seller nor the Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of the Company or for which the Company may be liable.

          (c) There are no charges, accruals, and reserves with respect to income or franchise taxes on the books of the Company. There exists no proposed tax assessment against the Company except as disclosed in the Balance Sheet or in Schedule 3.11. No consent to the application of Section 341(f)(2) of the IRC has been filed with respect to any property or assets held, acquired, or to be acquired by the Company. All Taxes that the Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

          (d) All Tax Returns filed by (or that include on a consolidated basis) the Company are true, correct in all material respects, and complete. There is no tax sharing agreement that will require any payment by the Company after the date of this Agreement.

     3.12 NO MATERIAL ADVERSE CHANGE. Except (a) as disclosed in the Financial Statements, (b) as disclosed in Schedule 3.12 or (c) as contemplated by this Agreement, since April 30, 2000 there has not been any change in the business, operations or financial condition of the Company that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

     3.13 EMPLOYEE BENEFITS.

          (a) (i) Schedule 3.13(i) contains a complete and accurate list of all Company Plans and Company Other Benefit Obligations and identifies as such all Company Plans that are (A) defined benefit Pension Plans, (B) Qualified Plans, (C) Title IV Plans, or (D) Multi-Employer Plans.

               (ii) Schedule 3.13(ii) contains a complete and accurate list of all Plans in which any ERISA Affiliate participates or has participated, or to which any such ERISA Affiliate contributes or has contributed, in each case for the benefit of any employee or former employee of the Seller or any subsidiary of the Seller and to which the Company or an ERISA Affiliate has a liability. Except as set forth in Schedule 3.13 (ii), no Company Plan is both a Multi-Employer Plan and a Pension Plan.

          (b)  Seller has delivered or made available to Buyer:

                (i) all documents that set forth the terms of each Company Plan or Company Other Benefit Obligation which is not a Multi-Employer Plan, and of any related trust, including (A) all current plan descriptions and summary plan descriptions of Company Plans for which Seller or the Company is required to prepare, file, and distribute plan descriptions and summary plan descriptions, and
(B) all current summaries and descriptions furnished to Participants and beneficiaries regarding such Company Plans and Company Other Benefit Obligations for which a plan description or summary plan description is not required;

                (ii)     all current personnel, payroll, and
employment manuals and policies;

               (iii) the two most recent collective bargaining agreements pursuant to which contributions have been made or obligations incurred (including both pension and welfare benefits) by the Company and the ERISA Affiliates of the Company, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities;

               (iv) a written description of any Company Plan or Company Other Benefit Obligation which is not a Multi-Employer Plan that is not otherwise in writing;

               (v) all insurance policies purchased by or providing benefits under any Company Plan which is not a Multi-Employer Plan;

               (vi)      all current contracts with third party
administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Company Plan or Company Other Benefit Obligation which is not a Multi-Employer Plan;

               (vii)     the Form 5500 filed in each of the most
recent three plan years with respect to each Company Plan which is not a Multi-Employer Plan, including all schedules thereto and the opinions of independent accountants; and

               (viii) with respect to Qualified Plans, the most recent determination letter for each Plan of the Company that is a Qualified Plan and which is not a Multi-Employer Plan.

          (c)  Except as set forth in Schedule 3.13(vi) :

               (i) The Company has performed all of its obligations under all Company Plans and Company Other Benefit Obligations. The Company has made entries in its financial records and statements for all obligations and liabilities under such Plans and Obligations that have accrued but are not due.

               (ii) To the Knowledge of the Seller and the Company, no written statement has been made by the Company to any Person with regard to any Plan or Other Benefit Obligation that was not in accordance with the Plan or Other Benefit Obligation and that could have an Material Adverse Effect on the Company or the Buyer.

               (iii) Each Company Plan and Company Other Benefit Obligation which is not a Multi-Employer Plan has been administered and operated in accordance, where applicable, with ERISA, the IRC, and other applicable Laws and with any applicable collective bargaining agreement.

                    (A)  To the Knowledge of the Seller and the
Company, no transaction prohibited by ERISA 406 and no "prohibited transaction" under IRC 4975(c) have occurred with respect to any Company Plan which is not a Multi-Employer Plan.

                    (B)  To the Knowledge of the Seller and the
Company, neither the Seller nor the Company has any liability to the IRS with respect to any Plan.

                    (C)  To the Knowledge of the Seller and the
Company, neither the Seller nor the Company has any liability under ERISA 502 or 4071.

                    (D)  To the Knowledge of the Seller and the
Company, all filings required by ERISA and the IRC as to each Plan which is not a Multi-Employer Plan have been timely filed, and all material notices and disclosures to participants required by either ERISA or the IRC have been timely provided.

                    (E)  To the Knowledge of the Seller and the
Company, all contributions and payments made or accrued with respect to all Company Plans and Company Other Benefit Obligations are deductible under IRC 162 or 404. No amount, or any asset of any Company Plan which is not a Multi-Employer Plan is subject to tax as unrelated business taxable income.

               (iv) Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Company Plan or Company Other Benefit Obligation which is not a Multi-Employer Plan is pending or, to Seller's Knowledge, is threatened.

                (v) Each Qualified Plan of the Company which is not a Multi-Employer Plan is qualified in form and operation under IRC
 401(a); each trust for each such Plan is exempt from federal income tax under IRC 501(a). To the Knowledge of the Seller and the Company, no event has occurred or circumstance exists that will or reasonably could give rise to disqualification or loss of tax-exempt status of any such Plan or trust.

               (vi) No Company Plan other than a Multi-Employer Plan is subject to Title IV of ERISA.

               (vii) No amounts are due to the PBGC by the Company pursuant to ERISA 4007.

               (viii) Neither the Company nor any ERISA Affiliate of the Company has filed a notice of intent to terminate any Plan or has adopted any amendment to treat a Plan as terminated.

               (ix)      Neither the Seller nor the Company has
Knowledge of any facts or circumstances that reasonably may give rise to any liability of Seller, the Company, or Buyer to the PBGC under Title IV of ERISA.

               (x) Neither the Company nor any ERISA Affiliate of the Company has ever established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any Multi-Employer Plan which is a Pension Plan.

               (xi)      The Company does not provide health or
welfare benefits for any retired or former employee nor is the Company obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service.

               (xii) Both the Seller and the Company have complied in all material respects with the provisions of ERISA 601 et seq.
and IRC  4980B.

               (xiii) No payment that is owed or may become due to any director, officer, employee, or agent of the Company will be non-deductible to the Company or subject to tax under IRC 280G or 4999; nor will the Company be required to "gross up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

               (xiv)     The consummation of the Contemplated
Transactions will not result in the payment, vesting, or acceleration of any benefit.

     3.14 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL
AUTHORIZATIONS.

          (a) Except as set forth in Schedule 3.14, as reflected in the Financial Statements or except with respect to those matters covered by Sections 3.11, 3.13, 3.19 or 3.21 of this Agreement:

               (i)  the Company is in compliance with each Legal
Requirement that is applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

               (ii) no event has occurred that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement; and

               (iii) the Company has not received any notice or other communication (whether oral or written) from any Governmental Body regarding any actual, alleged or potential violation of, or failure to comply with, any Legal Requirement; except, in the case of each of clauses (i), (ii) and (iii), where the failure to be in such compliance, the occurrence of such events or the receipt of such notice would not reasonably be likely to result, individually or in the aggregate, in a Material Adverse Effect on the Company or would become applicable as a result of any acts or omissions by, or the status of any facts pertaining to, Buyer.

          (b) Schedule 3.14 contains a complete and accurate list of each Governmental Authorization that is held by the Company or that otherwise relates to the business of, or to any of the assets owned or used by, the Company. Each Governmental Authorization listed or required to be listed in Schedule 3.14 is valid and in full force and effect. Except as set forth in Schedule 3.14:

               (i) the Company is in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 3.14;

               (ii) no event has occurred or exists that reasonably may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 3.14, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 3.14;

               (iii) the Company has not received any notice or other communication (whether oral or written) from any Governmental Body regarding (A) any actual, alleged, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

               (iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 3.14 have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies;

except, in the case of each of clauses (i), (ii), (iii) and (iv), where the failure to be in such compliance, the occurrence of such events or receipt of such notice would not reasonably be likely to result, individually or in the aggregate, in a Material Adverse Effect on the Company.

     The Governmental Authorizations listed or required to be listed in Schedule 3.14 collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate its business in the manner it currently conducts and operates such business and to permit the Company to own and use its assets in the manner in which it currently owns and uses such assets.

     3.15 LEGAL PROCEEDINGS; ORDERS.

          (a) Except as set forth in Schedule 3.15, to the Knowledge of the Seller, there is no pending Proceeding that has been commenced by or against the Company or that otherwise relates to or affects the business of, or any of the assets owned or used by, the Company.

     To the Knowledge of Seller, (A) no such Proceeding has been threatened, and (B) no event has occurred that reasonably may give rise to the commencement of any such Proceeding that is reasonably likely to have a Material Adverse Effect on the Company. Seller has delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Schedule 3.15.

          (b)  Except as set forth in Schedule 3.15:

               (i) there is no Order to which the Company, or any of the assets owned or used by the Company, is subject;

               (ii)      Seller is not subject to any Order that
relates to the business of, or any of the assets owned or used by, the Company; and

               (iii) no officer, director, agent, or employee of the Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Company.

          (c)  Except as set forth in Schedule 3.15:

               (i) the Company is in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

               (ii) no event has occurred that reasonably may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Company, or any of the assets owned or used by the Company, is subject; and

               (iii) the Company has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Company, or any of the assets owned or used by the Company, is or has been subject.

     3.16 ABSENCE OF CERTAIN CHANGES AND EVENTS. Except (i) as set forth in Schedule 3.16, (ii) as disclosed in the Financial Statements or (iii) as contemplated by this Agreement or the Contemplated Transactions, since the date of the Interim Balance Sheet, the Company has conducted its business only in the ordinary course of business and there has not been any:

          (a) change in the Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

          (b) amendment to the Organizational Documents of the Company;

          (c) payment by the Company of any bonus or increase by the Company of any salaries or other compensation to any stockholder, director or (except in the ordinary course of business) any officer or employee or entry by the Company into any employment, severance, or similar Contract with any director, officer, or employee;

          (d) adoption of, or increase (except in the ordinary course of business) in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company;

          (e) damage to or destruction or loss of any asset or property of the Company, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse
Effect on the Company;

          (f) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining payment or commitment by or to the Company of at least $10,000;

          (g) sale, lease, or other disposition of any material asset or property of the Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

          (h) cancellation or waiver of any claims or rights with a value to the Company in excess of $5,000;

          (i) material change in the accounting methods used by the Company, except as required by GAAP or applicable law; or

          (j) agreement, whether oral or written, by the Company to do any of the foregoing.

     3.17 CONTRACTS; NO DEFAULTS.

          (a) Schedule 3.17(a) contains a complete and accurate list, and Seller has delivered to Buyer true and complete copies, of (other than the Transferred Contracts):

               (i) each Applicable Contract that involves performance of services by the Company in a remaining amount or value in excess of $5,000;

               (ii)      each Applicable Contract that involves
performance of services to the Company of a remaining amount or value in excess of $5,000;

               (iii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other
Applicable Contract to which the Company is a party affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property;

               (iv) each licensing agreement or other Applicable Contract to which the Company is a party with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

               (v) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

               (vi) each joint venture, partnership, and other Applicable Contract to which the Company is a party (however named) involving a sharing of profits, losses, costs, or liabilities by the Company with any other Person;

               (vii) each Applicable Contract to which the Company is a party containing covenants that in any way purport to restrict the business activity of the Company or any Affiliate of the Company or limit the freedom of the Company or any Affiliate of the Company to engage in any line of business or to compete with any Person;

               (viii) each Applicable Contract to which the Company is a party providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

               (ix) each power of attorney that is currently effective and outstanding;

               (x) each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by the Company to be responsible for consequential damages;

                (xi) each Applicable Contract to which the Company is a party for capital expenditures in excess of $5,000;

               (xii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company other than in the ordinary course of business; and

               (xiii) each amendment, supplement, and modification (whether oral or written) to which the Company is a party in respect of any of the foregoing.

     Schedule 3.17(a) sets forth reasonably complete details concerning such Applicable Contracts, including the Parties to the Applicable Contracts, the amount of the remaining commitment of the Company under the Applicable Contracts, and the Company's office where details relating to the Applicable Contracts are located.

          (b) Except as set forth in Schedule 3.17(b), and except as required by applicable law and as contemplated by this Agreement and the Contemplated Transactions, neither Seller nor any affiliate of Seller other than the Company will have any remaining contractual rights under any Applicable Contract that relates to the business of, or any of the assets owned or used by, the Company; and

          (c) Except as set forth in Schedule 3.17(c) , each Contract identified or required to be identified in Schedule 3.17(a) is in full force and effect and is valid and enforceable in accordance with its terms.

          (d)  Except as set forth in Schedule 3.17(d):

               (i) the Company is in full compliance with all applicable terms and requirements of each Contract under which the Company has any obligation or liability or by which the Company or any of the assets owned or used by the Company is bound;

               (ii) no event has occurred that (with or without notice or lapse of time) is reasonably likely to contravene, conflict with, or result in a violation or breach of, or give the Company or other party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

               (iii) the Company has not given to or received from any Person any notice or other communication (whether oral or written) regarding any actual, alleged, or potential violation or breach of, or default under, any Contract to which the Company is a party;

except, in the case of each of clauses (i), (ii) and (iii), where the failure of such representation to be true would not be likely to result, individually or in the aggregate, in a Material Adverse Effect on the Company.

          (e) There are presently no ongoing renegotiations of any material amounts paid or payable to the Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

     3.18 INSURANCE.

          (a)  Seller has made available to Buyer:

               (i) true and complete copies of all policies of insurance to which the Company is a party or under which the Company, or any director of the Company, is or has been covered at any time within the three years preceding the date of this Agreement; and

               (ii)      true and complete copies of all pending
applications for policies of insurance.

          (b)  Schedule 3.18(b) describes:

               (i) any self-insurance arrangement by or affecting the Company, including any reserves established thereunder;

               (ii) any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Company; and

               (iii)     all obligations of the Company to third
Parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

          (c)  Except as set forth on Schedule 3.18(c):

                    (i) All policies to which the Company is a party or that provide coverage to the Company, or any director or officer of the Company taken together, provide insurance coverage for the Company of the types and in the amounts normally obtained by a Person carrying on a similar business as the Company.

               (ii) Neither the Seller, with respect to any insurance policy covering the Company, nor the Company has received within the preceding two years (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or
(B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

               (iii) The Company has paid all premiums due, and has otherwise performed all of its obligations, under each policy to which the Company is a party or that provides coverage to the Company or any director thereof.

     3.19 ENVIRONMENTAL MATTERS.  Except as set forth in Schedule
3.19:

          (a) Except where the failure of such representations to be true would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law; and (ii) neither the Seller nor the Company has any basis to expect, nor has either of them received any actual or threatened order, notice, or other communication from any Governmental Body of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation by the Company to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company has had an interest.

           (b) Neither the Company, nor any other Person for whose conduct it is or may be held responsible, has any Environmental, Health, and Safety Liabilities with respect to the Facilities or, to the Knowledge of Seller, with respect to any other properties and assets (whether real, personal, or mixed) in which the Company (or any predecessor of the Company), has or had an interest.

     3.20 EMPLOYEES

          (a) Schedule 3.20 contains a complete and accurate list of the following information for each employee or director of the Company, including each employee on leave of absence or layoff status: employer; name; job title; and vacation accrued.

          (b) To Seller's Knowledge, no employee or director of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee or director and any other Person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of the Company, or (ii) the ability of the Company to conduct its business, including any Proprietary Rights Agreement with Seller or the Company by any such employee or director. To Seller's Knowledge, no director, officer, or other key employee of the Company intends to terminate his employment with the Company.

     3.21 LABOR RELATIONS; COMPLIANCE. Except as disclosed on Schedule 3.21, the Company is not and has not in the past two years been a party to any collective bargaining or other labor Contract. Except as disclosed on Schedule 3.21, there has not been for the past two years, there is not presently pending or existing, and to Seller's Knowledge there is not threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting the Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting any of the Company or its premises, or (c) any application for certification of a collective bargaining agent. There is no lockout of any employees by the Company, and no such action is contemplated by the Company. The Company is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

     3.22 INTELLECTUAL PROPERTY.

          (a) Intellectual Property Assets. Subject to Section 5.2 hereof, the term "Intellectual Property Assets" shall mean:

               (i) the name "Halifax Technical Services, Inc.," all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, "Marks") relating to the business of the Company; and

               (ii)      all material know-how, trade secrets,
confidential information, customer lists, Seller Software, technical information and data (collectively, "Trade Secrets") owned or licensed by the Company as licensee or licensor.

          (b) Agreements. Schedule 3.22(b) contains a complete and accurate list of all material Contracts relating to the Intellectual Property Assets to which the Company is a party or by which the Company is bound. Except as disclosed on Schedule 3.22, there are no outstanding and, to Seller's Knowledge, no threatened disputes or disagreements with respect to any such agreement.

          (c) Know-How Necessary for the Business. Except as otherwise set forth in Schedule 3.22(c): (i) the Intellectual Property Assets are all those necessary for the operation of the Company's business as it is currently conducted; and (ii) the Company is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, or has the right to use the Intellectual Property Assets pursuant to valid contracts.

          (d) Trademarks. Schedule 3.22(d) contains a complete and accurate list and summary description of all Marks. All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance in all material respects with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable.

     3.23 CERTAIN PAYMENTS. To Seller's Knowledge after due inquiry, neither the Company, nor any director, officer, agent, or employee of the Company acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services
(i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Affiliate of the Company in violation of applicable law, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

     3.24 INTENTIONALLY OMITTED.

     3.25 RELATIONSHIPS WITH RELATED PERSONS. To Seller's Knowledge after due inquiry, neither Seller nor any affiliate of Seller or of the Company is, or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that presently (i) has business dealings material to the Company or a material financial interest in any transaction with the Company other than business dealings or transactions conducted in the ordinary course of business with the Company at substantially prevailing market prices and on substantially prevailing market terms, or (ii) engages in competition with the Company with respect to any line of the services of the Company (a "Competing Business") in any market presently served by the Company. Except as set forth in Schedule 3.25, to the Seller's Knowledge after due inquiry, neither Seller nor any affiliate of Seller or of the Company is a party to any Contract with, or has any claim or right against, the Company (except for this Agreement).

     3.26 BROKERS OR FINDERS. Seller and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

     3.27 INTENTIONALLY OMITTED.

     3.28 MINIMUM NET WORTH.  The Company has a minimum net worth
(calculated in a manner consistent with the methodology used in preparing the Interim Balance Sheet) as of the Closing Date of not less than $2,500,000, excluding goodwill and intangibles.

4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Seller as follows:

     4.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

     4.2  AUTHORITY; NO CONFLICT.

          (a) This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Buyer has the corporate power, and authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder and under the Contemplated Transactions. The Contemplated Transactions have been duly authorized by all necessary action on the part of the Board of Directors and/or the shareholder(s) of the Buyer.

          (b) Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will directly or indirectly (with or without notice or lapse of time):

               (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Buyer, or (B) any resolution adopted by the board of directors or the stockholder of the Buyer;

               (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order pertaining to the Buyer, or any of the assets owned or used by the Buyer; or

               (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which the Buyer is party.

     Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     4.3 INVESTMENT INTENT. Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

     4.4 CERTAIN PROCEEDINGS. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer's Knowledge, no such Proceeding has been threatened.

     4.5 BROKERS OR FINDERS. Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement and will indemnify and hold Seller harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

     4.6 BUYER'S KNOWLEDGE. Buyer has no Knowledge (including, for this purpose, Knowledge gained in the course of Buyer's due diligence or other inquiry in connection with the Contemplated Transactions) of any fact, circumstance, event or occurrence which causes to be inaccurate or misleading any of the representations or warranties of the Seller or the Company made in Article III of this Agreement.

     4.7 BUYER'S QUALIFICATION. Except as set forth in Schedule 4.7 and as contemplated by the Transition Agreement and Section 6.8 hereof, at and as of the Closing Date, Buyer has and will have the financial and other capability to meet any and all financial and other requirements imposed in connection with the Transferred Contracts and otherwise required in connection with obtaining any and all performance bonds required thereunder.

5.   COVENANTS OF BUYER.

     5.1 WARN ACT. Buyer hereby agrees to indemnify Seller and to defend and hold Seller harmless from and against any and all claims, losses, damages, expenses, obligations and liabilities (including costs of collection, attorney's fees and other costs of defense) which Seller may incur in connection with any suit or claim or violation brought against Seller under the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign law, which relates, in whole or in part, to any actions taken by the Buyer or the Company as of and following the Closing.

     5.2 TRADEMARKS AND TRADENAMES. Notwithstanding anything to the contrary contained herein, the parties acknowledge that the Seller will continue to own and have exclusive use of the trade and corporate name "Halifax" or any derivation thereof or any related logo, trademark or tradename owned by the Seller. The Buyer hereby agrees that it will, promptly as practicable, but in no event later than nine
(9) months from the Closing Date, rename the Company and cease use of the trade and corporate name "Halifax Technical Services, Inc." or any derivation thereof containing the name "Halifax."

6.   POST-CLOSING OBLIGATIONS.

     6.1 TRANSITION AGREEMENT. From and after May 31, 2000, all contracts listed on Schedule 6.1 hereto (the "Transferred Contracts") will be operated for Buyer's and the Company's account (i.e., all financial and other benefits shall accrue to, and all costs, expenses and liabilities shall be costs, expenses and liabilities of, Buyer and the Company as further described in the Transition Agreement). Buyer and Seller agree to cooperate in effecting the foregoing pursuant to the terms of the Transition Agreement.

     6.2  INTENTIONALLY OMITTED.

     6.3  COVENANT NOT TO COMPETE.

          (a) In consideration of the Buyer consummating the transactions set forth in this Agreement, Seller hereby agrees that for a period of thirty (30) months after the date hereof, it will not engage in the Business in competition with the business of the Company as of the date hereof.

          (b) Seller recognizes that a breach of the provisions of this Section 6.3 would cause the Buyer irreparable injury and damage which cannot be reasonably or adequately compensated by damages at law. Seller, therefore, expressly agrees that the Buyer shall be entitled to injunctive and/or other equitable relief to prevent a breach of such provisions in addition to any other remedies legally available to it. No bond or other security shall be required in obtaining such equitable relief, and Seller hereby consents to the issuance of such injunction and to the ordering of specific performance.

     6.4  CLOSING BALANCE SHEET; PURCHASE PRICE ADJUSTMENT.

          (a) Seller shall provide to Buyer within thirty (30) days after the Closing Date, but not earlier than June 23, 2000, a final unaudited balance sheet of the Company (the "Closing Balance Sheet") for the period from the date of the Interim Balance Sheet through May 31, 2000. Buyer shall have the opportunity to audit the Closing Balance Sheet as hereinafter provided. The Closing Balance Sheet shall become final and binding upon the parties unless, within five
(5) business days following Buyer's receipt of the Closing Balance Sheet, Buyer gives written notice to Seller that it disputes any information contained therein. For a period of ten (10) days following Seller's receipt of Buyer's notice of dispute, Buyer and Seller, with the cooperation of their respective accountants, shall attempt to resolve the disputed matters identified therein. If Buyer and Seller are unable to resolve their dispute within such ten (10) day period, Buyer and Seller shall submit the dispute to an independent accountant who shall be reasonably acceptable to Buyer and Seller. The accountant selected by Buyer and Seller shall, within ten
(10) days after undertaking to resolve the dispute, prepare a Closing Balance Sheet which shall be final and binding upon the parties for purposes of this Section 6.4. In the event the final and binding Closing Balance Sheet shows a minimum net worth of the Company (excluding goodwill and intangibles) of less than $2,500,000, Seller shall immediately pay to Buyer as an adjustment to the Purchase Price the difference between $2,500,000 and the minimum net worth of the Company, as shown on such final and binding Closing Balance Sheet.
In the event the final and binding Closing Balance Sheet shows a minimum net worth of the Company (excluding goodwill and intangibles) of more than $2,500,000, Buyer shall immediately pay to Seller as an adjustment to the Purchase Price the portion of the minimum net worth of the Company in excess of $2,500,000, as shown on such final and binding Closing Balance Sheet.

          (b) The parties acknowledge that Seller has advanced $650,000 (the "Bid Deposit") to secure obligations of the Company in connection with its bid submitted in response to RFP No. 98394431 relating to a prospective contract for operations, maintenance and support services at the Curran-Fromhold Correctional Facility (Food Factory and Future Accelerated Female Correctional Facility), Philadelphia, Pennsylvania. The parties hereby agree that if the Bid Deposit is not released or otherwise returned to Seller on or before the date Seller delivers to Buyer the Closing Balance Sheet, the Bid Deposit shall be deemed for purposes of this Agreement to be an asset of the Company transferred to Buyer on and as of the Closing Date and shall be included by Seller as an asset of the Company on the Closing Balance Sheet to the effect that the minimum net worth of the Company (excluding goodwill and intangibles) will be increased by the amount of the Bid Deposit for purposes of determining the Purchase Price adjustment, if any, under subsection 6.4(a) in the event such minimum net worth, as augmented by the Bid Deposit, exceeds $2,500,000.

     6.5. AUDIT LIABILITY UNDER REDSTONE ARSENAL CONTRACT. Seller hereby agrees to indemnify Buyer and the Company and to defend and hold Buyer and the Company harmless from and against any and all claims, losses, damages, expenses, obligations and liabilities (including costs of collection, attorney's fees and other costs of defense) which Buyer and the Company may incur in connection with any suit or claim or violation brought against Buyer or the Company by the United States of America or any department or agency thereof in connection with amounts paid to Seller or the Company prior to the Closing for services provided to the US Army Aviation & Missile Command, Redstone Arsenal, Alabama, under Contract DAAH01-99-C-R146 (and any supplement, addition or amendment thereto), but only to the extent any such claim relates to a DCA audit period ending on or before May 31, 2000.

     6.6 BUYER'S COOPERATION IN DEFENSE OF CLAIMS. The parties acknowledge that claims relating to the period prior to the Closing Date may arise or continue beyond such date and that Seller may be obligated to deal with such matters whether such obligation arises under this Agreement or otherwise. Accordingly, Buyer agrees (a) to retain for a period equal to the longer of seven (7) years or the applicable statute of limitations any and all records obtained under this Agreement, whether retained by the Company or at a project site relating to the Transferred Contracts, (b) to provide Seller with access to such records at Buyer's or the Company's principal office during regular business hours upon not less than two (2) business days' written notice identifying the records sought, and (c) to otherwise cooperate to the extent reasonably requested by Seller in Seller's defense, settlement or other handling of any and all such claims. The parties agree that such cooperation shall be at Seller's expense (including, without limitation, reasonable attorneys' fees and costs incurred by the Company and/or Buyer) and shall include, without limitation, providing Seller with access to such of the Company's and/or Buyer's employees as Seller shall reasonably determine is necessary or helpful in Seller's defense, settlement or other handling of such claims; provided, however, that the Company or Buyer, as the case may be, shall have the right to (x) have its representative present at all times Seller is permitted access to any of its employees; and (y) determine in its reasonable discretion the times and locations at which Seller is permitted access to its employees.

     6.7 ASSIGNMENT OF LEASE. Seller wishes to assign to the Company and the Company wishes to accept from Seller all of Seller's right, title and interest in and to the Agreement of Lease (the "Lease") between 1800 JFK Joint Venture (the "Landlord") and Seller, dated August 7, 1998, respecting office space located at 1800 John F. Kennedy Boulevard, Philadelphia, Pennsylvania (the "Leased Premises"), and the Company further wishes to assume all of Seller's obligations under the Lease (such assignment and assumption being referred to herein as the "Lease Assignment"). Seller agrees, from and after the Closing Date, to continue to use best reasonable efforts to obtain Landlord's consent to the Lease Assignment or to Seller's sublease of the Leased Premises to Buyer or the Company, and Buyer agrees to cooperate with Seller in obtaining such consent. Without regard to any limit on indemnification set forth in this Agreement, Buyer hereby agrees to indemnify Seller and to defend and hold Seller harmless from and against any and all claims pertaining to the Lease to the extent same relate to the period from and after the Closing Date during which Buyer or the Company occupies the Leased Premises, and shall reimburse Seller for its reasonable counsel fees incurred in defending any such claim. Seller hereby agrees to indemnify Buyer and the Company and to defend and hold Buyer and the Company harmless from and against any and all claims pertaining to the Lease to the extent same relate to the period prior to the Closing Date, and shall reimburse Buyer and the Company for their reasonable counsel fees incurred in defending any such claim. Buyer waives any default by Seller arising hereunder as a result of Seller's failure to obtain by the Closing Date Landlord's consent to the Lease Assignment.

     6.8 PERFORMANCE BONDS. Buyer, the Company and Seller shall cooperate and use reasonable best efforts from and after the Closing Date to (a) have Seller released from its obligation to indemnify Travelers Casualty and Surety Company of America ("Surety") for payments made under the performance bonds (the "Bonds") issued on behalf of the Company in favor of (i) the Commonwealth of Virginia, Department of Transportation under Contract No. 673-WB and (ii) the United States Department of Housing and Urban Development under Contract No. DU100C-0000 18529 (collectively, the "Bonded Contracts") or, alternatively, (b) obtain replacement performance bonds that satisfy the requirements of the Bonded Contracts. Without regard to any limit on indemnification set forth in this Agreement, Buyer hereby agrees to indemnify Seller and to defend and hold Seller harmless from and against any and all claims, losses, damages, expenses, obligations and liabilities (including costs of collection, attorney's fees and other costs of defense) which may be made against Seller or which Seller may incur in connection with any suit or claim brought against Seller under, or in connection with, the Bonds relating to events or occurrences arising from and after the Closing Date. Buyer further agrees to cause PRWT Services, Inc., a Pennsylvania corporation ("PRWT"), to execute and deliver to Seller at Closing a Guaranty Agreement pursuant to which PRWT shall guarantee to Seller and become liable as guarantor and surety for all obligations and liabilities of Buyer to Seller arising from Buyer's indemnification of Halifax under the preceding sentence of this Section 6.8. Seller waives any default by Buyer arising hereunder as a result of Buyer's failure to obtain by the Closing Date the performance bonds required under the Transferred Contracts.

7.   INDEMNIFICATION; REMEDIES.

     7.1 SURVIVAL. All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedules, and any other certificate or document delivered pursuant to this Agreement will survive the Closing for the time period specified in Section 7.4. The sole remedy for breaches of the representations and warranties contained in this Agreement shall, absent fraud, be through the indemnification provisions set forth in this Article 7 and in Sections 2.6(d), 5.1, 6.5, 6.7 and 6.8.

     7.2 INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLER. Seller will indemnify and hold harmless Buyer, the Company (after the Closing
Date), and Affiliates of Buyer for, and will pay to Buyer, the Company or any such Affiliates, the amount of, any loss, liability, claim, damage (including incidental damages, but excluding any special, consequential or punitive damages), expense (including reasonable costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

          (a) any Breach of any representation or warranty made by Seller in this Agreement, the Disclosure Schedules or any other certificate or document delivered by Seller pursuant to this Agreement;

          (b) any Breach by Seller of any covenant or obligation of Seller in this Agreement;

          (c) any services provided by the Company prior to the Closing Date;

          (d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Seller or the Company (or any Person acting on their behalf) prior to the Closing Date in connection with any of the Contemplated
Transactions;

          (e) any liability which may be imposed upon the Company with respect to consolidated federal income tax returns filed by the Seller for periods ending on or before May 31, 2000, except to the extent otherwise provided under Section 2.6 hereof with respect to Additional Taxes; and

          (f) any amount by which actual liability of the Company for federal, state or local taxes incurred with respect to operations or transactions occurring on or before the Closing Date exceeds the amount of such taxes paid, accrued or reserved for by the Company on its financial statements, whether or not such taxes were reported on tax returns as filed, except to the extent otherwise provided under
Section 2.6 hereof with respect to Additional Taxes.

     Anything to the contrary contained herein notwithstanding, (A) Buyer shall not be entitled to indemnification under this Agreement in any instance where the event, occurrence or circumstance underlying Buyer's claim for indemnification is one with respect to which Buyer is in breach of Section 4.6; and (B) (except where expressly provided that indemnification shall be without limit) neither party shall be entitled to recover from the other unless and until the total of all claims for indemnity or damages with respect to any inaccuracy or breach of any such representation or warranties or breach of any covenants, undertakings or other agreements, whether such claims are brought under Sections 7.2, 7.3, 7.4 or otherwise, exceeds $50,000, then only for the amounts by which such claim for indemnity or damages exceeds $50,000, but in no event shall amounts paid under this Section
7.2 exceed $2.5 million and, provided further, that Seller's obligation to indemnify under Section 6.7 above and for Tax liabilities under subsections 7.2(e) and (f) above shall apply in full, without regard to the $50,000 limitation referred to hereinabove.

     7.3 INDEMNIFICATION AND PAYMENT OF DAMAGES BY BUYER AND THE COMPANY. Buyer will indemnify and hold harmless and will cause the Company to indemnify and hold harmless Seller and its Affiliates, and Buyer will pay and will cause the Company to pay to Seller and its Affiliates the amount of any Damages arising, directly or indirectly, from or in connection with (a) any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement, (b) any Breach by Buyer or the Company of any covenant or obligation of Buyer in this Agreement, including, without limitation, under Section 2.6(d) for Additional Taxes, under 6.7 for Lease obligations arising from and after the Closing Date and under Section 6.8 in connection with the Bonds, (c) all Damages arising from the operation of the Company from and after the Closing and from the non-performance of any obligation of the Company or Buyer relating to the business of the Company after the Closing, or (d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions. The obligations of the Buyer and the Company (arising after the Closing) under this Section 7.3 shall be joint and several and (x) Buyer's and the Company's obligation to indemnify for Additional Taxes under subsection 2.6(d) above and (y) Buyer's obligation to indemnify Seller under Sections 6.7 and 6.8 above shall apply in full, without regard to the $50,000 limitation referred to in Part (B) of the last sentence of Section 7.2.

     7.4 TIME LIMITATIONS. An indemnifying party will have no liability (for indemnification or otherwise) to a party seeking indemnification (an "Indemnified Person") with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than (with respect to Seller) those in Sections 3.3, 3.11, 3.13, 3.19, 6.5, 7.2(e) and
7.2(f), unless during the period ending one (1) year from the Closing Date, the Indemnified Person notifies the indemnifying party of an indemnifiable event specifying the factual basis of that claim in reasonable detail to the extent then known by the Indemnified Person; a claim by Buyer with respect to Section 3.13, or 3.19, may be made for a period of three (3) years from the Closing Date; claims by Buyer which may be made with respect to Sections 3.11, 7.2(e) or 7.2(f) may be made through the applicable statute of limitations; claims by Buyer or the Company with respect to Section 6.5 may be made through the applicable audit period; and claims by Buyer with respect to Section
3.3 may be made at any time. Claims by Seller with respect to Sections 2.6(d), 6.7 or 6.8 may be made through the applicable statute of limitations. The amount which an indemnifying party is required to pay to, for or on behalf of any Indemnified Person pursuant to this Agreement shall be adjusted (including, without limitation, retroactively) (i) by any insurance proceeds actually recovered by or on behalf of such Indemnified Person in reduction of the related indemnifiable loss (the "Indemnifiable Loss") and (ii) to take account of any tax benefit realized as a result of any Indemnifiable Loss. Amounts required to be paid, as so reduced, are hereinafter sometimes called an "Indemnity Payment." If an Indemnified Person shall have received or shall have had paid on its behalf an Indemnity Payment in respect of an Indemnifiable Loss, or realize any tax benefit as a result of such Indemnifiable Loss, then the Indemnified Person shall pay to the indemnifying party the amount of such insurance proceeds or tax benefit (after the expiration of any relevant audit period) or, if lesser, the amount of the Indemnity Payment.

     7.5  PROCEDURE FOR INDEMNIFICATION--THIRD PARTY CLAIMS.

          (a)  Promptly after receipt by an Indemnified Person under
Section 7.2 or 7.3 of notice of the commencement of any Proceeding against it, such Indemnified Person will promptly, if a claim could be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement of such claim, but the failure to promptly notify the indemnifying party in writing will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the defense of such action is prejudiced by the indemnified party's failure to give such notice. Such notice shall be a condition precedent to any liability of the indemnifying party hereunder.

          (b) If any Proceeding referred to in Section 7.5(a) is brought against an Indemnified Person and it gives prompt written notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless the indemnifying party, upon written request of the Indemnified Person, fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding) to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Person and, after notice from the indemnifying party to the Indemnified Person of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it reasonably conducts such defense, be liable to the Indemnified Person under this
Section 7 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Proceeding. If the indemnifying party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the indemnifying party without the Indemnified Person's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (C) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent.

          (c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Proceeding may adversely affect its business operations or assets other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected in such Proceeding without its consent (which may not be unreasonably withheld) and the indemnifying party shall have no obligation to indemnify the Indemnified Person for Damages arising from or in connection with a Proceeding so defended or any compromise or settlement effected in such Proceeding without its consent (which may not be unreasonably withheld).

     7.6 PROCEDURE FOR INDEMNIFICATION--OTHER CLAIMS. A claim for indemnification for any matter not involving a third-party claim may be asserted by written notice to the party from whom indemnification is sought.

8.   GENERAL PROVISIONS.

     8.1 EXPENSES. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. Seller will cause the Company not to incur any out-of-pocket expenses in connection with this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

     8.2 PUBLIC ANNOUNCEMENTS. Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as the parties mutually agree; provided, however, that either party hereto may, upon reasonable prior notice to the other party, make such public announcements as are required by law. Seller and Buyer will consult with each other concerning the means by which the Company's employees, customers, and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

     8.3 NOTICES. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

          Seller:

          Halifax Corporation
          5250 Cherokee Avenue
          Alexandria, VA  22312
          Attention:  President
          Facsimile No.: (703) 658-2426
          with a copy to:

          Blank Rome Comisky & McCauley LLP
          One Logan Square
          Philadelphia, PA   19103
          Attention:  Barry Genkin, Esquire
          Facsimile No.:  (215) 569-5550

          Buyer:

          U.S. Facilities, Inc.
          1800 John F. Kennedy Boulevard
          16th Floor
          Philadelphia, PA   19103
          Attention:  President
          Facsimile No.: (215) 564-1529
          with a copy to:

          Obermayer Rebmann Maxwell & Hippel LLP
          One Penn Center, 19th Floor
          1617 John F. Kennedy Boulevard
          Philadelphia, PA   19103
          Attention:  John V. O'Hara, Esquire
          Facsimile No.:  (215) 665-3165

     8.4 JURISDICTION; SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the Commonwealth of Pennsylvania, County of Philadelphia, or, if it has or can acquire jurisdiction, in the United States District Court for the Eastern District of Pennsylvania, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

     8.5 FURTHER ASSURANCES. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

     8.6 WAIVER. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and
(c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

     8.7 ENTIRE AGREEMENT AND MODIFICATION. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

     8.8  SCHEDULES.

          (a) The disclosures in the Disclosure Schedules, and those in any Supplement thereto, must relate only to the representations and warranties in the section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

          (b) In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedule (other than an exception expressly set forth as such in the Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

     8.9 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS. Neither party may assign any of its rights under this Agreement without the prior consent of the other party, which will not be unreasonably withheld. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

     8.10 SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

     8.11 SECTION HEADINGS, CONSTRUCTION. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

     8.12 TIME OF ESSENCE. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

     8.13 GOVERNING LAW. This Agreement will be governed by the laws of the Commonwealth of Pennsylvania without regard to conflicts of laws principles.

     8.14 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     IN WITNESS WHEREOF, intending to be legally bound, the parties have executed and delivered this Stock Purchase Agreement as of the date first written above.


Attest:                          HALIFAX CORPORATION, as Seller


__________________________         By: /s/Charles L. McNew
Authorized Officer                      President


Attest:                         U.S. FACILITIES, INC.,as Buyer


____________________________       By:  /s/Willie F. Johnson
Authorized Officer                           Chairman

                             SCHEDULE 2.6

           Allocation of Purchase Price Allocated to Shares


Net Assets                              $  2,500,000

Covenant Not to Compete            $    117,000

Goodwill, Government Contracts          $  2,883,000
   and other Intangible Assets